UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Dealings in Securities by an Executive Director and Executive Officer

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR AND EXECUTIVE OFFICER OF ANGLOGOLD ASHANTI PLC

AngloGold Ashanti plc (the “Company”) (NYSE: AU; JSE: ANG) announces that an Executive Director, Alberto Calderon, and an Executive Officer of the Company, Richard Jordinson, have dealt in securities of the Company. A portion of the shares received by Alberto Calderon have been sold to satisfy related taxes as detailed below. The shares received by Richard Jordinson, who will retire as Chief Operating Officer of the Company and member of the Executive Committee with effect from 1 June 2025 after 13 years in senior management positions in the Company, have been sold, in part to satisfy related taxes.

Name of Executive Director	Alberto Calderon
Name of Company	AngloGold Ashanti plc
Date of transaction	13 May 2025
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plans (DSP)
Class of security	Ordinary shares
Number of securities	80,296
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

Name of Executive Director	Alberto Calderon
Name of Company	AngloGold Ashanti plc
Date of transaction	13 May 2025
Nature of transaction	On-market sale of shares to fund tax liability in relation to DSP awards

Class of security	Ordinary shares
Number of securities sold	40,148
Price per security	US$40.8845[1]
Value of transaction (excluding fees)	US$1,641,431.37
Nature and extent of interest	Direct, Beneficial
(1)Weighted average price. These shares were sold in multiple transactions at prices ranging from US$40.8792 to US$40.9248 inclusive.

Name of Executive Officer	Richard Jordinson
Name of Company	AngloGold Ashanti plc
Date of transaction	13 May 2025
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plans (DSP)
Class of security	Ordinary shares
Number of securities	38,346
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

Name of Executive Officer	Richard Jordinson
Name of Company	AngloGold Ashanti plc
Date of transaction	13 May 2025
Nature of transaction	On-market sale of vested DSP awards
Class of security	Ordinary shares
Number of securities sold	38,346
Price per security	US$40.8955[1]
Value of transaction (excluding fees)	US$1,568,178.36
Nature and extent of interest	Direct, Beneficial
(1)Weighted average price. These shares were sold in multiple transactions at prices ranging from US$40.8836 to US$40.9188 inclusive.

ENDS

London, Denver, Johannesburg
14 May 2025
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 14 May 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary